Tumbleweed Holdings, Inc.

720 Fifth Avenue, 10th Floor

New York, NY 10019

February 2, 2015

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Tumbleweed Holdings, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed October 14, 2014
Response letter dated January 26, 2015
File No. 000-22315

Dear Ms. Jenkins:

On behalf of Tumbleweed Holdings, Inc. (the “Company”), we transmit herewith the Company’s response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s filings referenced above (the “Filings”), as set forth in your letter dated February 2, 2015.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Form 10-K for the Fiscal Year Ended June 30, 2014

General

We note your response to comment one from our letter dated January 12, 2015 and understand that you intend to submit Interactive Data at a future date when adequate funds become available. Please note that as a result of your delay in submitting or posting of Interactive Data by the required due dates, you will be deemed not current with your Exchange Act reports as and you will not be eligible to use the short form registration statements on Forms S-3 or S-8, or elect under Form S-4 to provide information at a level prescribed by Form S-3. Similarly, you will not be deemed to have available adequate current public information for purposes of the resale exemption safe harbor provided by Rule 144. Please confirm to us that you are aware of these restrictions. Refer to SEC Release 33-9002 at http://www.sec.gov/rules/final/2009/33-9002.pdf.

Response:

We understand and confirm that without submitting Interactive Data by the required due dates, we will be deemed not current with our Exchange Act reports, and not eligible to use the short form registration statements on Forms S-3 or S-8, or elect under Form S-4 to provide information at a level prescribed by Form S-3. Similarly, we understand and confirm that we will not be deemed to have available adequate current public information for purposes of the resale exemption safe harbor provided by Rule 144.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please contact the undersigned at (212) 247-0581.

Respectfully submitted,

/s/ Gary Herman

Gary Herman

Enclosures

cc: Seth Lukash